

July 13, 2012

VIA E-Mail
Ms. Pamela Shelley-Kessler
Executive Vice President and Chief Financial Officer
LTC Properties, Inc.
2829 Townsgate Road, Suite 350
Westlake Village, California 91361

      Re: **LTC Properties, Inc.**
                Form 10-K for the year ended December 31, 2011
                Filed on February 27, 2012
                File No. 001-11314

Dear Ms. Pamela Shelley-Kessler:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ Kevin Woody

                                     Kevin Woody
                                     Branch Chief